

We Prep, You Pour

WithCo is a better-for-you batched cocktail mix, using only fresh, flavorful ingredients and no preservatives. At WithCo, we've done all the prep work for you. The measuring, the muddling, the chopping. All you have to do is add ice and a splash of your favorite spirit or sparkling.

WITH COMPANY



Our mission is for each bottle of WithCo to stand as a reminder to share a drink and a connection with good company. We want to be the beverage for fireside chats, walks in the neighborhood, and poolside sipping. Wherever you gather with good company and need good drinks, bring WithCo. Let us handle the sourcing of amazing ingredients, fresh never from concentrate juices, and bottling balanced, bar quality beverages. In the end, we want everyone focusing on being with good company with a good drink in hand.


WITH CO
WITH COMPANY COCKTAILS
16 OZ BOTTLE
MAKES 10 COCKTAILS
BOUQUET
LAVENDER / LEMON / ROSE WATER

1

Bouquet

BOTTLE SIZE: 16OZ
RETAIL: $20
YIELDS: 10 COCKTAILS
CASE COUNT: 12 BOTTLES
SHELF LIFE: 12 MONTHS
CASE DIMENSIONS: 12x7.5x9

INGREDIENTS:
LAVENDER,FRESH LEMON, ROSEWATER

PAIRS WITH:
VODKA, GIN, TEQUILA, RUM,
CHAMPAGNE, SPARKLING

8 55650 00711 0


WITH CO
WITH COMPANY COCKTAILS
16 OZ BOTTLE
MAKES 32 COCKTAILS
ELLIS OLD FASHIONED
ORANGE / MADAGASCAR VANILLA / BITTERS

2

Ellis Old Fashioned

BOTTLE SIZE: 16OZ
RETAIL: $20
YIELDS: 32 COCKTAILS
CASE COUNT: 12 BOTTLES
SHELF LIFE: 12 MONTHS
CASE DIMENSIONS: 12x7.5x9

INGREDIENTS:
MADAGASCAR VANILLA, BITTERS, ORANGE, CINNAMON

PAIRS WITH:
BOURBON, WHISKEY, RYE, TEQUILA ANEJO, SPARKLING

8 55650 00703 5

3

Agave Margarita

BOTTLE SIZE: 16OZ
RETAIL: $20
YIELDS: 10 COCKTAILS
CASE COUNT: 12 BOTTLES
SHELF LIFE: 12 MONTHS
CASE DIMENSIONS: 12x7.5x9

INGREDIENTS:
AGAVE NECTAR, FRESH LIME, WATER, ORANGE OIL

PAIRS WITH:
TEQUILA, MEZCAL, SPARKLING

8 55650 00719 6


WITH CO
WITH COMPANY COCKTAILS
16 OZ BOTTLE
MAKES 10 COCKTAILS
AGAVE MARGARITA
LIME / AGAVE / ORANGE

4

Hey Girl

BOTTLE SIZE: 16OZ
RETAIL: $20
YIELDS: 10 COCKTAILS
CASE COUNT: 12 BOTTLES
SHELF LIFE: 12 MONTHS
CASE DIMENSIONS: 12x7.5x9

INGREDIENTS:
CUCUMBER, MINT, LIME, WATER

PAIRS WITH:
VODKA, GIN, TEQUILA, RUM,
CHAMPAGNE, SPARKLING

8 55650 00702 8


WITH CO
WITH COMPANY COCKTAILS
16 OZ BOTTLE
MAKES 10 COCKTAILS
HEY GIRL


WITH CO
WITH COMPANY COCKTAILS
16 OZ BOTTLE
MAKES 8 COCKTAILS
BLOODY MARY
TOMATO JUICE / HORSERADISH / SPICES

Blood Mary

BOTTLE SIZE: 16OZ
RETAIL: $20
YIELDS: 6-8 COCKTAILS
CASE COUNT: 12 BOTTLES
SHELF LIFE: 12 MONTHS
CASE DIMENSIONS: 12x7.5x9

INGREDIENTS:
TOMATO JUICE, CELERY SALT, HORSERADISH ROOT, APPLE CIDER VINEGAR, LIGHT BROWN SUGAR, FRESH LEMON JUICE, GARLIC POWDER, PAPRIKA, CHILI POWDER, RED PEPPER FLAKES, GINGER ROOT

PAIRS WITH:
VODKA, TEQUILA OR MEZCAL

8 55650 00720 2


WITH CO
WITH COMPANY COCKTAILS
16 OZ BOTTLE
MAKES 10 COCKTAILS
GINGER MULE
GINGER ROOT / BITTERS / LIME

Ginger Mule

BOTTLE SIZE: 16OZ
RETAIL: $20
YIELDS: 10 COCKTAILS
CASE COUNT: 12 BOTTLES
SHELF LIFE: 12 MONTHS
CASE DIMENSIONS: 12x7.5x9

INGREDIENTS:
GINGER ROOT, BITTERS, FRESH LIME, WATER

PAIRS WITH:
VODKA, GIN, WHISKEY, TEQUILA, MEZCAL, RUM, SPARKLING

8 55650 00701 1

Honey Sour

BOTTLE SIZE: 16OZ
RETAIL: $20
YIELDS: 10 COCKTAILS
CASE COUNT: 12 BOTTLES
SHELF LIFE: 12 MONTHS
CASE DIMENSIONS: 12x7.5x9

INGREDIENTS:
RAW HONEY, BEE POLLEN, FRESH LEMON, WATER

PAIRS WITH:
VODKA, GIN, TEQUILA, RUM, CHAMPAGNE, SPARKLING

8 55650 00717 2


WITH CO
WITH COMPANY COCKTAILS
16 OZ BOTTLE
MAKES 10 COCKTAILS
HONEY SOUR
LEMON / RAW HONEY / BEE POLLEN

Try all our flavors with the 4oz *gift boxes.*

AGAVE MARGARITA
HONEY SOUR
GINGER MULE
ELLIS OLD FASHIONED
HEY GIRL
BOUQUET

$32 WHOLESALE / $69 MRSP
$25 SHIPPING
SOLD IN UNITS OF 12


WITH CO COCKTAILS
FRESH INGREDIENT

WITH FRESH INGREDIENTS WITH SPIRIT OR SPARKLING WITH GOOD COMPANY



WITH CO COCKTAILS

INFO (AT)WITHCOCOCKTAILS.COM
(AT)WITHCOCOCKTAILS

NASHVILLE
TENNESSEE

If you have any questions regarding our products, please get in touch with us using one of the methods above.

THE COMPANY WE KEEP